Exhibit 99.1

NYSE-A:ROY	NR 09-04
TSX:IRC	February 27, 2009

INTERNATIONAL ROYALTY

DECLARES DIVIDEND

DENVER, COLORADO – February 27, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) is pleased to report that its Board of Directors declared a dividend on February 26, 2009 of US$0.02 per share. The dividend is payable to shareholders of record on March 13, 2009 and will be paid on or about March 31, 2009.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S. (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com